Exhibit 12.2

CubeSmart L.P.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,					Nine Months Ended September 30,
	2010	2011	2012	2013	2014	2014	2015
Earnings before fixed charges:
Add:
(Loss) income from continuing operations	$(17,443)	$(13,400)	$(13,276)	$10,409	$26,366	$20,824	$41,015
Fixed charges - per below	44,539	46,626	44,329	44,109	50,470	38,399	35,822
Less:
Capitalized interest	(132)	(82)	(185)	(851)	(1,328)	(966)	(1,643)

Earnings before fixed charges	26,964	33,144	30,868	53,667	75,508	58,257	75,194

Fixed charges:
Interest expense (including amortization of premiums and discounts related to indebtedness) *	44,257	46,394	43,994	43,108	48,992	37,320	34,066
Capitalized interest	132	82	185	851	1,328	966	1,643
Estimate of interest within rental expense	150	150	150	150	150	113	113

Total Fixed Charges	44,539	46,626	44,329	44,109	50,470	38,399	35,822

Income allocated to preferred shareholders	—	1,218	6,008	6,008	6,008	4,506	4,506
Total combined fixed charges and preferred distributions	44,539	47,844	50,337	50,117	56,478	42,905	40,328

Ratio of earnings to fixed charges (a)	0.61	0.69	0.61	1.07	1.34	1.36	1.86

*  Includes amounts reported in discontinued operations

 (a)  In fiscal 2010, 2011 and 2012, earnings were insufficient to cover combined fixed charges and preferred distributions.  The Company must generate additional earnings of $17.6 million, $14.7 million and $19.5 million to achieve a fixed charge coverage ratio of 1:1 in fiscal 2010, 2011 and 2012, respectively.